SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549
                        ______________________

                              SCHEDULE 13D/A
                             (Amendment No. 2)*
                              (Rule 13d-101)

        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                  First Robinson Financial Corporation
                            (Name of Issuer)

                              Common Stock
                     (Title of Class of Securities)

                               336188107
                             (CUSIP Number)

                           Jeffrey L. Gendell
  200 Park Avenue, Suite 3900, New York, New York 10166 (212) 692-3695
              (Name, address and telephone number of person
            authorized to receive notices and communications)

                            December 27, 1999
         (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ].


     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                        (Continued on following pages)

                           (Page 1 of 8 Pages)
________________
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 336188107              13D                  Page 2 of 8 Pages

________________________________________________________________________
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                        Tontine Financial Partners, L.P.
________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
________________________________________________________________________
     (3)    SEC USE ONLY
________________________________________________________________________
     (4)    SOURCE OF FUNDS **
                            WC, 00
____________________________________________________________
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                  [ ]
________________________________________________________________________
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
________________________________________________________________________
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         _________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 -0-
OWNED BY       _________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      _________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 -0-
________________________________________________________________________
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 -0-
________________________________________________________________________
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                 [ ]
________________________________________________________________________
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                0%
________________________________________________________________________
     (14)    TYPE OF REPORTING PERSON **
                                                 PN
________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 336188107               13D                  Page 3 of 8 Pages

________________________________________________________________________
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                        Tontine Management, L.L.C.
________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
________________________________________________________________________
     (3)    SEC USE ONLY
________________________________________________________________________
     (4)    SOURCE OF FUNDS **
                            00
____________________________________________________________
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                 [ ]
________________________________________________________________________
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
________________________________________________________________________
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         _________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 -0-
OWNED BY       _________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      _________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 -0-
________________________________________________________________________
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 -0-
________________________________________________________________________
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                 [ ]
________________________________________________________________________
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                0%
________________________________________________________________________
     (14)    TYPE OF REPORTING PERSON **
                                                 00
________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 336188107               13D                  Page 4 of 8 Pages

________________________________________________________________________
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                               Jeffrey L. Gendell
________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
________________________________________________________________________
     (3)    SEC USE ONLY
________________________________________________________________________
     (4)    SOURCE OF FUNDS **
                                   00
____________________________________________________________
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                  [ ]
________________________________________________________________________
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                              United States
________________________________________________________________________
NUMBER OF     (7)  SOLE VOTING POWER
                                                -0-
SHARES         _________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                -0-
OWNED BY       _________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      _________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                -0-
________________________________________________________________________
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                -0-
________________________________________________________________________
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                 [ ]
________________________________________________________________________
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                0%
________________________________________________________________________
     (14)    TYPE OF REPORTING PERSON **
                                                 IN
________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 336188107               13D                  Page 5 of 8 Pages

Item 1.     Security and Issuer.

            Item 1 is hereby amended and restated as follows:

     The Schedule 13D (the "Schedule 13D") initially filed on July 11, 1997 by (i) Tontine Financial Partners, L.P., a Delaware limited partnership ("TFP"), (ii) Tontine Management, L.L.C., a limited liability company organized under the laws of the State of Delaware ("TM"), and
(iii) Jeffrey L. Gendell ("Mr. Gendell", together with (i) and (ii) above, the "Reporting Persons") relating to the common stock, $0.01 par value (the "Common Stock") of First Robinson Financial Corporation (the "Company"), and amended by Amendment No. 1 to the Schedule 13D on December 9, 1999, is hereby further amended by this Amendment No. 2 to the Schedule 13D. The Company's principal executive offices are located at 501 East Main Street, Robinson, Illinois 62454.

Item 3.     Source and Amount of Funds and Other Consideration.

            Item 3 is hereby amended and restated as follows:

       Tontine's margin transactions are with ING Baring Furman Selz, LLC, on such firm's usual terms and conditions.

Item 5.     Interest in Securities of the Issuer.

            Item 5 is hereby amended and restated as follows:

       A. Tontine Financial Partners, L.P.
              (a) Aggregate number of shares beneficially owned: -0-
                         Percentage: 0%  The percentages used herein and
in the rest of Item 5 are calculated based upon the 727,871 shares of Common Stock issued and outstanding as of December 1, 1999 as reflected in the Company's Form 8K filed on December 1, 1999.
              (b) 1. Sole power to vote or direct vote: -0-
                  2. Shared power to vote or direct vote: -0-
                  3. Sole power to dispose or direct the disposition: -0-
                  4. Shared power to dispose or direct the disposition: -
0-
              (c) The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions in the Common Stock within the last sixty days, which were all in the open market, are set forth in Schedule A and are incorporated by reference.
              (d) TM, the general partner of TFP, has the power to direct the affairs of TFP, including decisions respecting the disposition of the proceeds from the sale of the shares. Mr. Gendell is the Managing Member of TM and in that capacity directs its operations.
              (e) TFP ceased to be a beneficial owner of the Common Stock on December 27, 1999.

CUSIP No. 336188107               13D                  Page 6 of 8 Pages

      B.  Tontine Management, L.L.C.
              (a) Aggregate number of shares beneficially owned: -0-
                         Percentage: 0%
              (b) 1. Sole power to vote or direct vote: -0-
                  2. Shared power to vote or direct vote: -0-
                  3. Sole power to dispose or direct the disposition: -0-
                  4. Shared power to dispose or direct the disposition: -
0-
              (c) TM did not enter into any transactions in the Common Stock of the Company within the last sixty days. The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions in the Common Stock within the last sixty days on behalf of TFP, which were all in the open market, are set forth in Schedule A, and are incorporated by reference.
              (d)  Not applicable.
              (e) TM ceased to be a beneficial owner of the Common Stock on December 27, 1999.

      C. Jeffrey L. Gendell.
             (a) Aggregate number of shares beneficially owned: -0-
                       Percentage:  0%
             (b) 1.  Sole power to vote or direct vote: -0-
                 2.  Shared power to vote or direct vote: -0-
                 3.  Sole power to dispose or direct the disposition: -0-
                 4.  Shared power to dispose or direct the disposition: -
0-
             (c) Mr. Gendell did not enter into any transactions in the Common Stock of the Company within the last sixty days. The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions in the Common Stock within the last sixty days on behalf of TFP, which were all in the open market, are set forth in Schedule A, and are incorporated by reference.
             (d)  Not applicable.
             (e) Mr. Gendell ceased to be a beneficial owner of the Common Stock on December 27, 1999.

CUSIP No. 336188107               13D                  Page 7 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATED:  December 29, 1999

                                    /s/ JEFFREY L. GENDELL
                                    Jeffrey L. Gendell, individually,
                                    and as managing member of
                                    Tontine Management, L.L.C.,
                                    general partner of
                                    Tontine Financial Partners, L.P.

CUSIP No. 336188107               13D                  Page 8 of 8 Pages

                               Schedule A

                      TONTINE FINANCIAL PARTNERS, L.P.

                                                   Price Per Share
Date of                  Number of Shares        (including commissions,
Transaction              Purchased/(Sold)         if any)


12/27/99                    (49,300)                    $13.88